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                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*
                                            ----

                        Gaylord Entertainment Company
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  367905106
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

        Frederic T. Spindel, Esq.            Reed Smith Shaw & McClay LLP
      1301 K Street, N.W., Suite 1100 - East Tower, Washington, DC  20005;
                           telephone: (202) 414-9200
 ------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               August 6, 1998
 ------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

  CUSIP No.  367905106
-------------------------------------------------------------------------------
    1.       Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).
                 The Oklahoma Publishing Company Voting Trust
-------------------------------------------------------------------------------

    2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)     x
-------------------------------------------------------------------------------

    3.       SEC Use Only
-------------------------------------------------------------------------------

    4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization   Organized under Delaware
             law
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                    7.    Sole Voting Power 12,559,974
                  -------------------------------------------------------------
NUMBER OF SHARES
BENEFICIALLY        8.    Shared Voting Power  568,200
OWNED BY EACH     -------------------------------------------------------------
REPORTING
PERSON WITH         9.    Sole Dispositive Power 0
                  -------------------------------------------------------------

                    10.   Shared Dispositive Power 13,128,174
-------------------------------------------------------------------------------

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          13,128,174
-------------------------------------------------------------------------------

    12.   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)
-------------------------------------------------------------------------------

    13.   Percent of Class Represented by Amount in Row (11)  40.01%
-------------------------------------------------------------------------------

    14.   Type of Reporting Person (See Instructions)
                                      OO
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1)     Names and I.R.S. Identification Numbers of Reporting Persons --
        Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.

  CUSIP No.  367905106
-------------------------------------------------------------------------------
    1.       Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                 Edward L. Gaylord
-------------------------------------------------------------------------------

    2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)    x

-------------------------------------------------------------------------------

    3.       SEC Use Only
-------------------------------------------------------------------------------

    4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------
    5.       Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
    6.       Citizenship or Place of Organization  United States
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                  7.    Sole Voting Power           413,892
NUMBER OF       ---------------------------------------------------------------
SHARES
BENEFICIALLY      8.    Shared Voting Power      13,413,715
OWNED BY EACH   ---------------------------------------------------------------
REPORTING
PERSON WITH       9.    Sole Dispositive Power      413,892
                ---------------------------------------------------------------

                  10.   Shared Dispositive Power 13,413,715
-------------------------------------------------------------------------------

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          13,827,607
-------------------------------------------------------------------------------

    12.   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions) x
-------------------------------------------------------------------------------

    13.   Percent of Class Represented by Amount in Row (11)  41.99%
-------------------------------------------------------------------------------

    14.   Type of Reporting Person (See Instructions)
                                                       IN
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1)     Names and I.R.S. Identification Numbers of Reporting Persons --
        Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.

  CUSIP No.  367905106
-------------------------------------------------------------------------------
    1.       Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

                 Edith Gaylord Harper
-------------------------------------------------------------------------------

    2.       Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)

             (b)    x

-------------------------------------------------------------------------------

    3.       SEC Use Only
-------------------------------------------------------------------------------

    4.       Source of Funds (See Instructions)  OO
-------------------------------------------------------------------------------

    5.       Check if Disclosure of Legal Proceedings Is Required
             Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

    6.       Citizenship or Place of Organization  United States
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

                  7.    Sole Voting Power           396,934
NUMBER OF       ---------------------------------------------------------------
SHARES
BENEFICIALLY      8.    Shared Voting Power      12,559,974
OWNED BY EACH   ---------------------------------------------------------------
REPORTING
PERSON WITH       9.    Sole Dispositive Power      396,934
                ---------------------------------------------------------------

                  10.   Shared Dispositive Power 12,559,974
-------------------------------------------------------------------------------

    11.   Aggregate Amount Beneficially Owned by Each Reporting Person
          12,956,908
-------------------------------------------------------------------------------

    12.   Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions) x
-------------------------------------------------------------------------------

    13.   Percent of Class Represented by Amount in Row (11)  39.49%
-------------------------------------------------------------------------------

    14.   Type of Reporting Person (See Instructions)
                                                        IN
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------
          ---------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1)     Names and I.R.S. Identification Numbers of Reporting Persons --
        Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

(3)     The 3rd row is for SEC internal use; please leave blank.

      This Amendment No. 1 amends the Schedule 13D dated October 10, 1997, that was filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), Edward L. Gaylord, and Edith Gaylord Harper (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, as the "individual Reporting Persons"), respecting the Common Stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer").

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 2 is hereby amended and supplemented as follows:

      The source of the funds used by The Oklahoma Publishing Company to purchase shares of Common Stock (see Item 5, below) was its general working capital. The total amount invested by The Oklahoma Publishing Company as of August 19, 1998 was $17,001,731.75.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and supplemented as follows:

      The Voting Trust controls a 61% voting interest in The Oklahoma Publishing Company ("OPUBCO"), and Edward L. Gaylord serves as Chairman of OPUBCO with shared control over the voting, acquisition and disposition of certain portfolio securities held by OPUBCO. For these reasons, shares of Common Stock beneficially owned by OPUBCO may be deemed to be indirectly beneficially owned by the Voting Trust and/or Mr. Gaylord. The Voting Trust and Mr. Gaylord disclaim any beneficial ownership of shares of Common Stock held by OPUBCO.

      During the past 60 days, OPUBCO acquired additional shares of Common Stock in open market transactions on the New York Stock Exchange, as follows:


         Purchase          Number of        Purchase Price
           date              shares           per share
         -------           ---------        --------------
         8/03/98             30,000            30.1458
         8/04/98            103,200            30.0694
         8/05/98             75,800            29.8621
         8/06/98             52,300            29.8640
         8/07/98             43,000            30.0000
         8/11/98             55,000            29.5000
         8/18/98             50,000            29.8750
         8/19/98             50,000            29.3750
         8/21/98             20,000            29.8750

      The following information is as of the close of business on August 19, 1998:

      The Voting Trust beneficially owns 13,128,174 shares of Common Stock, constituting 40.01% of the Issuer's total shares outstanding. Under the terms of the Voting Trust Agreement, the Voting Trust has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 12,559,974 shares deposited in the Voting Trust. The shared power over the disposition of these shares exists by virtue of the Voting Trustees' authority over the withdrawal of such shares (described above in Item 2). The total figure also includes 568,200 shares that are beneficially owned by OPUBCO, a corporation that is controlled by the Voting Trust, over which the Voting Trust may be deemed to share power over the voting and disposition by reason of its control. The Voting Trust disclaims beneficial ownership of the shares held by OPUBCO.

      Edward L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 13,827,607 shares of Common Stock, constituting 41.99% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's wife Thelma F. Gaylord, his children Christine Gaylord Everest, Edward K. Gaylord II, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which Mr. Gaylord disclaims beneficial ownership. It does include 4,666,558 shares beneficially owned by Mr. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust (4,635,998 of which are held in the Voting Trust); 848,646 shares beneficially owned by Mr. Gaylord as Trustee for the Mary I. Gaylord Revocable Living Trust (all of which are held in the Voting Trust); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward K. Gaylord II; 262,395 shares beneficially owned by Gayno, Inc., a corporation controlled by Mr. Gaylord; 143,583 shares beneficially owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with his wife Thelma F. Gaylord; 13,333 shares beneficially owned by The Mary Gaylord Foundation, a charitable foundation of which Mr. Gaylord is a co-Trustee with his daughter Mary I. Gaylord; 120,937 shares subject to unexercised stock options; and 568,200 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is Chairman with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Because Mr. Gaylord is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mr. Gaylord, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 413,892 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 13,413,715 shares.

      Edith Gaylord Harper has the power to vote or direct the vote of, or to dispose or direct the disposition of, 12,956,908 shares of Common Stock, constituting 39.49% of total shares outstanding. This figure does not include shares owned by Mrs. Harper's brother Edward L. Gaylord, as to which Mrs. Harper disclaims beneficial ownership. It does include 2,133,371 shares held by the Edith Gaylord Harper 1995 Revocable Trust, of which 1,736,437 shares are held in the Voting Trust. Mrs. Harper is a co-Trustee of that trust with William J. Ross and David O. Hogan. Because Mrs. Harper is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mrs. Harper, as to which Mrs. Harper disclaims beneficial ownership. Mrs. Harper has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all the shares reported above.

      Except as set forth above, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

      Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale or, the securities described herein.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 1998                      THE OKLAHOMA PUBLISHING VOTING
                                            TRUST
                                                  Edward L. Gaylord,
                                                    Voting Trustee
                                            EDWARD L. GAYLORD
                                            EDITH GAYLORD HARPER


                                            By:   /s/ FREDERIC T. SPINDEL
                                                  -----------------------------
                                                  Frederic T. Spindel,
                                                  Authorized Representative
                                                  of The Oklahoma Publishing
                                                  Company Voting Trust,
                                                  Edward L. Gaylord, and
                                                  Edith Gaylord Harper